

Mail Stop 3030

April 23, 2010

Terry L. Polistina
President
Spectrum Brands Holdings, Inc.
c/o Russell Hobbs, Inc.
3633 S. Flamingo Road
Miramar, FL 33027

> Re: **Spectrum Brands Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 29, 2010**
> **File No. 333-165769**

Dear Mr. Polistina:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Please revise your cover page to limit the amount of detail provided and simplify the description of the proposed transaction. Your use of smaller font has allowed you to fit all the information presented on one page; however, the amount of detail has made the transaction appear more complex than it really is. For example, you refer twice on the cover page to "the unanimous recommendation to the board of directors of a committee consisting solely of independent directors." Also, revise the cover page to remove information that is not necessarily required

to be included or is not appropriate for the cover page. For example, it does not appear that the description of the business of Russell Hobbs, Inc. and the four bullets after the description are required to be disclosed on the cover page. Refer to Item 501 of Regulation S-K.

2. Please revise the disclosure to clearly state that neither the shareholders of Spectrum Brands, Inc. nor the shareholder of Russell Hobbs, Inc. will know at the time of the vote the actual value of the consideration they will receive in the merger.

3. Please revise the disclosure to clearly state that, at the time of the vote, shareholders will not know the number of shares that will be issued in the merger to Harbinger Parties in exchange for their shares of Russell Hobbs, Inc. common stock.

What are the mergers?, page 1

4. Please include as of the latest practicable date an example of the actual value of the consideration and the number of shares to be issued in the merger to the (i) Harbinger Parties as a consequence of their share holdings in Spectrum Brands, Inc.; (ii) remaining shareholders of Spectrum Brands, Inc.; and (iii) Harbinger Parties as the sole shareholder of Russell Hobbs, Inc. Also, clarify that the actual value and number of shares to be issued may differ from the example, since the actual value and number will not be known at the time of the vote.

5. Please revise to include a brief description of the "various adjustments" to the $675 million enterprise value that will be paid to the Harbinger Parties in exchange for their shares of Russell Hobbs common stock in the merger. Please also quantify the amount of the adjustments as of the most recent practicable date.

6. Please tell us, with a view to disclosure, whether the shares to be issued to the Harbinger Parties upon conversion of the $158 million term debt are included in either the 30,629,213 shares being issued to Spectrum Brands, Inc. shareholders or the 20,432,000 shares mentioned on page 190.

Unaudited Pro Forma Condensed Combined Financial Statements, page 183

7. Please revise to disclose, if true, that the fiscal year end of Spectrum Brands Holdings, Inc. will be September 30, the same as Spectrum's current fiscal year-end. Otherwise, please advise.

8. We note your disclosures here and on pages 27, 187, and 188 that you have presented unaudited pro forma condensed combined statement of operations for

the six months ended January 3, 2010. Please explain to us why you included an unaudited pro forma condensed combined statement of operations for the six months ended January 3, 2010 rather than an unaudited pro forma condensed combined statement of operations for the three months ended January 3, 2010. Within your discussion, please explain how you considered the guidance in Rule 11-02(c)(3) of Regulation S-X, which indicates that pro forma condensed statements of income shall be presented using the registrant's (Spectrum's) fiscal year end.

-Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended September 30, 2009, page 186

9.   We note here and on page 187 that you made pro forma adjustments that impact certain lines items within the pro forma condensed combined statement of operations. However, we do not see where you have made any adjustments for the tax impact related to these adjustments. Please advise or revise.

10.   We note here and on pages 28 and 187 that you present your pro forma earnings per share, basic and diluted.   Please revise your filing to include a note to the pro forma combined condensed statement of operations to show your computations of the weighted average shares outstanding, basic and diluted, on a pro forma combined basis.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 188

Note 1. Conforming Periods, page 188

11.   Not withstanding the comments issued above, please revise your note to clearly disclose the periods combined and the revenues and income for any period that was excluded from or included more than once in the pro forma condensed combined statements of operations for the six months ended January 3, 2010. For instance, we note that you included Spectrum's results of operations for the three months ended September 30, 2009 within your pro forma condensed combined statement of operations for the year ended September 30, 2009 and within your pro forma condensed combined statement of operations for the six months ended January 3, 2010. Refer to Rule 11-02(c)(3) of Regulation S-X.

Note 4. Estimate of Consideration Expected to be Transferred, page 189

12.   We note that you utilized the closing price of Spectrum's common stock as of February 9, 2010, which was the date the merger was announced, to determine the amount of stock consideration for this acquisition. Please explain to us why you utilized the closing price of Spectrum's common stock on the date the merger was

announced rather than the closing price of Spectrum's common stock at the time the filing was made.

13.   Please also revise your notes to provide a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in Spectrum's recent stock price.

Note 6. Pro Forma Reclassifications and Adjustments for the Transaction, page 190

14.   Reference is made to adjustment (f). We note that you identified intangible assets with acquisition-date fair values of $403.2 million. Please revise your note to explain the nature of these intangible assets and briefly describe how you determined the estimated fair value of these intangible assets. Within your discussion, please explain how you determined that SB Holdings' estimated annual intangible asset amortization would be $56 million.

15.   Further to the above, please revise your filing to disclose the expected useful lives or amortization periods of significant assets acquired.

16.   Reference is made to adjustments (k). Please revise this note to disclose the future maturities of pro forma long-term debt since your long-term debt will be significantly impacted by this transaction.

Where You Can Find More Information, page 213

17.   Please update this section to comply with Item 3-12 and Rule 3-05 of Regulation S-X. Similarly, please update your pro forma financial statements in the filing and any related information included within the filing to comply with Rule 11-02(c) of Regulation S-X.

Exhibits 23.1 and 23.2

18.   Please provide updated consents of your Independent Registered Public Accounting Firms as required by Item 601(b)(23)(i) of Regulation S-K prior to requesting effectiveness.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3625 with any questions.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc (via fax):   Mark D. Kaufman, Esq.
                Cynthia M. Krus, Esq.